

November 7, 2014

Via E-mail
Lindsay A. Rosenwald, M.D.
Chief Executive Officer
CB Pharma Acquisition Corp.
24 New England Executive Park, Suite 105
Burlington, MA 01803

**Re: CB Pharma Acquisition Corp.
Registration Statement on Form S-1
Filed October 23, 2014
File No. 333-199558**

Dear Dr. Rosenwald:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   Please clarify whether your references to "ordinary shares" include the shares underlying the warrants. If you do intend to include those shares, please add the appropriate registration fee.

Prospectus Summary, page 1

2.   We note your reference to Rule 424 in your response to prior comment 5. However, we also note from your response that you will know before the registration statement is declared effective whether Nasdaq has approved your listing application. Therefore, please file an amendment before your registration statement is effective to reflect any changes to the 80% requirement regarding the use of the balance in the trust account and

any other applicable changes to your disclosure if your Nasdaq application is not approved.

Private Placements, page 3

3.   We note your response to prior comment 9; however, the conversion rights of the dissenting public shareholders with respect to their public shares referenced in clause (B) of the second and fourth paragraphs of this section remain unclear. Please revise your disclosure to clarify into what those shares would convert.

Terms of the Rights, page 7

4.   We note your revisions in response to prior comment 2. If the rights will not be exercisable if there is not a registration statement in effect covering the exercise, please highlight that issue in the prospectus summary and explain it in a risk factor.

If we are unable to consummate a business combination, page 14

5.   We note your added disclosure which indicates that funds will returned only in connection with amendments to your charter that extend the time period for the initial business combination. If you can amend your charter to remove or revise other provisions before the initial business combination without returning shareholder funds, please say so clearly in an appropriate risk factor.

Our officers' and directors' personal and financial interests may influence their motivation, page 20

6.   We note that, in response to prior comment 19, you added disclosure that shareholders "might have a claim" and cross referenced disclosure indicating that Cayman Islands law provides that claims usually may not be brought by a shareholder unless the individual rights of the shareholder are infringed. However, it remains unclear whether the claims that you mention in this risk factor are ones that Cayman Islands law recognizes as infringing shareholder rights. Please revise for clarity.

In connection with any shareholder meeting called to approve…, page 22

7.   We note from your disclosure in response to prior comment 20 that you are required to provide at least five days' advance notice of any shareholder meeting. We also note your disclosure that you have been advised that it takes a "short time" to deliver shares through the DWAC System and that there may be some uncertainty as to that timing. Please disclose in an appropriate risk factor, if true, that some investors might not actually receive the notice of the meeting and the ability to convert in time to exercise their voting and conversion rights within the five-day period. Also, please (1) provide us your analysis of whether you must file the consent of the person who provided you the

advice about the "short time," and (2) prominently highlight in your prospectus summary of the conversion rights that investors might be unable to exercise those rights due to the five-day period.

Because we are incorporated under the laws of the Cayman Islands, page 26

8.   We will continue to evaluate your response to prior comment 22 when you file the exhibit mentioned in that response. Likewise, we will continue to evaluate your response to prior comment 41 when you file the agreement that governs the protections described in your prospectus, including the agreement mentioned in the last paragraph on page 3.

Use of Proceeds, page 31

9.   We note your disclosure on page 33 in response to prior comment 24 that the use of proceeds to pay the 4% fee to the underwriter will not reduce the amount available to holders who convert their shares. The basis of this statement is unclear. If you need to retain the $5,000,001 that you disclose on page 2, it appears that your obligation to pay the 4% fee reduces that number of shareholders that can convert their shares in connection with any successful business combination. Please clarify, and include the 4% fee in the table on page 31.

Management Operating and Investing Experience, page 41

10.   From your response to prior comment 7, it is unclear why you believe your disclosure here and on pages 52-53 regarding your management's operating and investment experience allowing you to "execute an attractive business combination" is balanced. For example, if the company surviving the Paramount Acquisition business combination was unprofitable in periods shortly after the transaction, in less than two years stopped complying with its reporting obligations, and in less than three years after the transaction filed a bankruptcy petition, it is unclear why you believe that information need not be disclosed. Likewise, we note that you continue to suggest on page 52 that your director successfully financed Keryx, but do not mention issues like its losses. Please revise as appropriate, including on page 3.

Shareholders May Not Have the Ability to Approve an Initial Business Combination, page 45

11.   We note your response to prior comment 12 and your disclosure that you would be required to conduct a tender offer if you satisfied the definition of a foreign private issuer and "sought to avail [yourself] of such provisions." Please provide us your analysis of why you believe whether you seek to "avail [yourself] of such provisions" affects whether you must conduct a tender offer.

Conversion/Tender Rights, page 45

12.   From your revisions in response to prior comment 32, it is unclear whether you will
        determine the "pro rata" per share portion of the trust based on the number of then
        outstanding shares sold in this offering (1) excluding any such shares then held by your
        initial shareholders or (2) including such shares held by those initial shareholders. Please
        revise to clarify.

Conflicts of Interest, page 55

13.   Please tell us why you have not updated this section to reflect Coronado Biosciences'
        October 8, 2014 announcement regarding its new subsidiary formed to acquire and
        license dermatology products.

Redeemable Warrants, page 64

14.   Given your response to prior comment 10 that you have only one class of warrants,
        please revise your description of the warrants to remove the implication that you will
        have multiple classes. For example, we note your reference to "private warrants" and
        "public warrants." Instead, this section should describe the terms of the one class of
        warrants that you will be issuing. In an appropriate separately captioned section of your
        document, you should disclose the agreements that you have made or will make with
        specific groups of investors that require you to treat the warrants they hold in a manner
        that differs from the warrant terms. Include, for example, your apparent agreement to
        treat the termination provision differently as mentioned in the last paragraph on page 81.
        Also, file the agreements as exhibits to the registration statement.

15.   From your response to prior comment 40 and your disclosure that the warrant provision
        would be effective at the "sole option and discretion" of the holder, it appears that the
        provision would not have any effect on the holder's beneficial ownership for purposes of
        Section 13 or 16 of the Exchange Act. Please tell us the purpose of the provision and
        how you believe it achieves that purpose. In your response, please cite with specificity
        all authority on which you rely.

Rights, page 66

16.   Please disclose the length of time that investors will have to comply with the obligation
        to affirmatively convert the rights. Also, tell us whether the rights will provide for
        adjustment of the conversion rate if events that cause the redeemable warrants to be
        adjusted occur during the period that you provide investors to affirmatively convert the
        rights.

Taxation, page 72

17.   It is unclear where you made revisions that address the issue raised in prior comment 43. Please reconcile your statement in the first sentence of the last paragraph on page 73 that you have disclosed a summary of the federal income tax consequences of the acquisition, ownership and disposition of your securities with your statement in the second sentence of that paragraph that you have not provided any representation as to the tax consequences of the acquisition, ownership and disposition of your securities. Please also revise your related disclosure in the first paragraph under "General" on page 72.

Backup Withholding, page 79

18.   It is unclear how your disclosure on page 76 addresses the concern in prior comment 44. Please clarify whether you will withhold the disclosed 28% from the amount that you will pay upon conversion of a public share into a shareholder's interest in the trust account.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): David Alan Miller, Esq.
Graubard Miller